K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

April 6, 2018

VIA EDGAR

Mr. John M. Ganley
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	American Beacon Sound Point Enhanced Income Fund (File No. 811-23326)
Registration Statement on Form N-2

Dear Mr. Ganley:

The following are responses by and on behalf of the American Beacon Sound Point Enhanced Income Fund (“Registrant”) to the comments received from you via letter dated March 8, 2018, regarding the Registration Statement on Form N-2 (“Registration Statement”) for American Beacon Sound Point Enhanced Income Fund (the “Fund”), a series of the Registrant, which was filed with the Securities and Exchange Commission (“SEC”) on February 9, 2018.  Your comments and the Registrant’s responses are set forth below.  The Registrant believes that the responses below fully address all of the comments of the SEC staff (“Staff”).  Defined terms used but not defined herein have the respective meanings assigned to them in the Registration Statement.

Cover Page

1.
Please inform us what disclosure will be on the cover page.  The current formatting makes it difficult to determine whether the cover page meets the requirements of Form N-2.  For example, the disclosure required by Item 1.d of Form N-2, which is required to be on the outside cover page of the prospectus, currently appears on page 2.

The Registrant has revised the cover page to comply with the applicable requirements of Form N-2.

Prospectus Summary - Leverage (Page 4)

2.
The last sentence of the first paragraph of this section states that the maximum amount of debt leverage the Investment Company Act permits is 33 1/3% of total assets.  Please also express the maximum amount of leverage as a percentage of net assets.

The Registrant has made the requested change.

Securities and Exchange Commission
April 6, 2018

Prospectus Summary - Risk Considerations (Page 5)

3.
This section includes headings for 56 risks, some of which include additional sub-headings for risks.  Please review the risks and ensure that only principal risks of investing are disclosed in this section. Non-principal risks may be disclosed elsewhere in the filing.

The Registrant confirms that all of the risks disclosed in the “Risk Considerations” section are principal risks of investing in the Fund.

4.
The paragraph captioned “Assignment and Participation Risk” states that the Fund may acquire exposure to bank loans through loan participations.  This section further states that the Fund will be exposed to the credit risk of both the borrower and the institution selling the participation.  Please disclose in the Statement of Additional Information (“SAI”) that, where a loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the interposed financial institution and the borrower as “issuers” for purposes of the Fund’s classification as a diversified company and the Fund’s fundamental investment restriction on industry concentration (Section 5(b)(1) and 8(b)(1)(E) of the Investment Company Act of 1940). See Pilgrim Prime Rate Trust, SEC No-action Letter (pub. avail. June 29, 1989).

The Registrant does not believe that the position noted in the Staff’s comment and expressed in the Pilgrim Prime Rate Trust no-action letter applies to the Fund because the Fund is a non-diversified company within the meaning of Section 5(b)(2) of the Investment Company Act of 1940, as amended (“1940 Act”).  Pursuant to Section 5(b)(1) of the 1940 Act, a “diversified” fund is subject to the following limitations with respect to at least 75% of the value of its total assets: (i) the fund may not invest more than 5% in the securities of any one issuer (other than securities of the U.S. government and its agencies and instrumentalities), and (ii) the fund may not own more than 10% of the outstanding voting securities of any one issuer.  In the Pilgrim Prime Rate Trust no-action letter, the Staff stated, in relevant part, that a diversified fund is required to treat both corporate borrowers and the lending intermediaries selling loan participation interests as issuers for purposes of the requirement that the fund not invest more than 5% of its total assets in the securities of any one issuer (the “5% Requirement”).  Since the Fund is a non-diversified investment company under Section 5(b)(2) of the 1940 Act, it is not currently required to comply with the 5% Requirement.  If the Fund were to change its sub-classification under the 1940 Act in the future to be sub-classified as a diversified fund, the Registrant confirms that when a bank loan or loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the financial intermediary and the borrower as “issuers” for purposes of compliance with the 5% Requirement, and make any appropriate allocations with respect to issuer treatment.

Securities and Exchange Commission
April 6, 2018

Additionally, the Registrant respectfully submits that the Pilgrim Prime Rate Trust no-action letter expresses the Staff’s position only with respect to a fund’s issuer diversification policy.  The Pilgrim Prime Rate Trust no-action letter does not suggest that the Staff’s position applies for purposes of a fund’s industry concentration policy.  Accordingly, the Registrant believes that it is appropriate and consistent with prior Staff guidance to look only to the corporate or other borrower in a loan participation for purposes of the Fund’s industry concentration policy.  Accordingly, the Registrant respectfully declines to add the requested disclosure to the SAI.

Summary of Fund Expenses (Page 15)

5.	The first line item of the fee table is captioned “Minimum Initial Sales Charge.” Please revise this to disclose the maximum sales charge. See Instruction 5 to Item 3.1 of Form N-2.

The Registrant has made the requested change.

Portfolio Managers (Page 39)

6.
The disclosure identifies three individuals – Stephen Ketchum, Rick Richert, and Ryan Kohan – as co-portfolio managers.  In addition, this section identifies Garrick Stannard as a Senior Credit Analyst. Please revise the disclosure to state which persons are primarily responsible for the day-to-day management of the Fund’s portfolio.  If all of these persons are jointly and primarily responsible, please so state. See Item 9.1.c. of Form N-2.

The Registrant has added the following sentence immediately prior to the list of individuals included in the “Portfolio Managers” section:

“The personnel of the Sub-Advisor who will have joint and primary responsibility for the day-to-day management of the Fund's portfolio are:”

The Registrant has also revised the disclosure with respect to Mr. Stannard to note the he is “a Senior Credit Analyst at Sound Point.”  The Registrant believes that this change adequately distinguishes Mr. Stannard’s position with respect to the Fund (i.e., a portfolio manager) from his position at Sound Point Capital Management, LP (i.e., a senior credit analyst).  Additionally, the Registrant notes that the disclosure under the “The Portfolio Managers” heading in the SAI states that: “The personnel of the Sub-Advisor who will have joint and primary responsibility for the day-to-day management of the Fund's portfolio are Stephen Ketchum, Rick Richert, Ryan Kohan, and Garrick Stannard (the "Portfolio Managers").”

Securities and Exchange Commission
April 6, 2018

Distribution Policy and Dividend Reinvestment Policy — Quarterly Distribution Policy (Page 45)

7.
This section suggests that all or a portion of the Fund’s quarterly distributions may consist of return of capital.  Please disclose this information in the Prospectus Summary under the caption “Distributions.”  Please also disclose in that section that a return of capital to shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment.  Explain that, as a result from such reduction in tax basis, shareholders may be subject to tax in connection with the sale of Fund shares, even if such shares were sold at a loss to the shareholder’s original investment.  Please make consistent revisions to all other relevant sections of the Registration Statement.

The Registrant has added disclosure addressing these matters to the Prospectus Summary under the caption “Distributions” and has made consistent revisions to other relevant sections of the Registration Statement.

Signatures

8.	Please ensure that all future amendments to the registration statement are signed by a majority of Trustees, as required by Section 6(a) of the Securities Act of 1933 (“Securities Act”).

The Registrant confirms that all future amendments to the Registration Statement will be signed by a majority of Trustees, as required by Section 6(a) of the Securities Act.

General Comments

9.	Please advise us whether FINRA has approved the underwriting terms of the Fund’s offering.

The Registrant has not made a filing with the FINRA Corporate Finance Department to seek approval of the underwriting terms of the Fund’s offering because FINRA Rule 5110(b)(8) exempts from the requirements of FINRA Rules 5110, 2310 and 5121 offerings of the securities of any “closed-end” investment company as defined in Section 5(a)(2) of the 1940 Act that: (i) makes periodic repurchase offers pursuant to Rule 23c-3(b) under the 1940 Act; and (ii) offers its shares on a continuous basis pursuant to Rule 415(a)(1)(xi) of SEC Regulation C.  The Fund is a “closed-end" investment company as defined in Section 5(a)(2) of the 1940 Act that: (i) makes periodic repurchase offers pursuant to Rule 23c-3(b) under the 1940 Act; and (ii) offers its shares on a continuous basis pursuant to Rule 415(a)(1)(xi) of SEC Regulation C.  Accordingly, the offering of the Fund’s securities is exempt from the requirements of FINRA Rules 5110, 2310 and 5121, and the Registrant is not required to seek FINRA approval of the underwriting terms of the Fund’s offering.

Securities and Exchange Commission
April 6, 2018

10.
We note that many portions of your filing are incomplete or will be updated by amendment.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

The Registrant acknowledges the Staff’s comment.

11.
If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

The Registrant does not intend to omit certain information from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the Securities Act.

12.	Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

The Registrant has not submitted and, at the present time, does not expect to submit exemptive applications or no-action requests for relief needed for the Registration Statement to become effective. The Registrant notes, however, that it currently plans to submit an exemptive application for an order granting certain exemptions in connection with the issuance of multiple classes of shares.

13.
Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

The Registrant will respond to the Staff’s letter in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a Staff comment, the Registrant has so indicated in this letter.

* * * *

Securities and Exchange Commission
April 6, 2018

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015 or Jennifer R. Gonzalez at (202) 778-9286.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Rosemary Behan
Diana Lai
Teresa Oxford
   American Beacon Advisors, Inc.

Jennifer R. Gonzalez
   K&L Gates LLP